Exhibit (a)(5)

For Immediate Release

Western Asset Variable Rate Strategic Fund Inc.

Announces Tender Offer for Common Stock

NEW YORK — (BUSINESS WIRE) — October 22, 2015 - Western Asset Variable Rate Strategic Fund Inc. (NYSE: GFY) (the “Fund”) announced today that the Fund’s Board of Directors approved a tender offer for up to 30% of the outstanding common stock of the Fund at a price equal to 98% of the net asset value per share of the Fund’s common stock as determined as of the close of the regular trading session of the New York Stock Exchange on the date the tender offer expires. The offer will commence today and will expire at 11:59 p.m., New York City time, on November 20, 2015, unless extended.

The tender offer will be made, and the stockholders of the Fund will be notified, in accordance with the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable rules and regulations, either by publication or mailing or both. This announcement is not an offer to purchase or a solicitation of an offer to buy shares of the Fund. The tender offer will be made only by an Offer to Purchase and the related Letter of Transmittal, and related documents. The Fund will file the tender offer documentation with the SEC. STOCKHOLDERS OF THE FUND SHOULD READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Documents filed with the SEC are available to investors for free at the SEC’s website (http://www.sec.gov).

The Fund also announced that Relative Value Partners, LLC (“RVP”) and the Fund have entered into a Tender Offer and Standstill Agreement (the “Agreement”) pursuant to which the Fund has agreed to commence the tender offer and RVP has agreed to vote in accordance with management’s recommendations on any matter affecting the Fund’s corporate structure or operation. The Fund entered into the Agreement following discussions initiated by RVP, a holder of approximately 26% of the Fund’s common stock.

The summary of the Agreement included in this press release is qualified in its entirety by reference to the full text of the Agreement, which will be filed by the Fund with the Securities and Exchange Commission (the “SEC”) and will be available for free on the SEC’s website, http://www.sec.gov.

Western Asset Variable Rate Strategic Fund Inc., a non-diversified closed-end management investment company traded on the New York Stock Exchange under the symbol “GFY,” is advised by Legg Mason Partners Fund Advisor, LLC, a wholly-owned subsidiary of Legg Mason, Inc., and is sub-advised by Western Asset Management Company, Western Asset Management Company Limited and Western Asset Management Company Pte. Ltd., all wholly-owned subsidiaries of Legg Mason, Inc. Additional information regarding the matters addressed in the press release may be announced subsequently via press release, which can be accessed at www.lmcef.com. Hard copies of the Fund’s complete audited financial statements are available free of charge upon request. Legg Mason and its affiliates do not engage in selling shares of the Fund.

THIS PRESS RELEASE MAY CONTAIN STATEMENTS REGARDING PLANS AND EXPECTATIONS FOR THE FUTURE THAT CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT ARE FORWARD-LOOKING AND CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS “MAY,” “WILL,” “EXPECT,” “ANTICIPATE,” “ESTIMATE,” “BELIEVE,” “CONTINUE” OR OTHER SIMILAR WORDS. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON THE FUND’S CURRENT PLANS AND EXPECTATIONS, AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. ADDITIONAL INFORMATION CONCERNING SUCH RISKS AND UNCERTAINTIES ARE CONTAINED IN THE FUND’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

For more information, please call 1-888-777-0102 or consult the Fund’s web site at www.lmcef.com.

Media Contact: Maria Rosati — (212) 805-6036, mrosati@leggmason.com.